Exhibit (a)(1)(v)

Offer to Purchase for Cash

Up To $350,000,000 of Shares of Our Outstanding

Common Stock

(CUSIP No. 421924)

(the “Common Stock”)

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

HealthSouth Corporation (the “Company”) is offering, upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 20, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as amended and supplemented from time to time, the “Offer Documents”), constituting an offer (the “Offer”), to purchase an aggregate of up to $350 million of shares of our outstanding Common Stock. Upon the terms and subject to the conditions of the Offer, we will determine a single price per share of Common Stock that we will pay for shares of Common Stock properly tendered and not properly withdrawn from the Offer, taking into account the total number of shares of Common Stock properly tendered and not properly withdrawn and the prices specified by tendering stockholders. We will select the lowest purchase price, not greater than $25.50 per share nor less than $22.50 per share, that will allow us to purchase that number of shares of Common Stock having an aggregate purchase price of $350 million, or a lower amount depending on the number of shares of Common Stock properly tendered and not properly withdrawn (such purchase price, the “Final Purchase Price”). All shares of Common Stock acquired in the Offer will be acquired at the Final Purchase Price, including those shares tendered at a price lower than the Final Purchase Price. Only shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, we may not purchase all of the shares of Common Stock tendered at or below the Final Purchase Price if, based on the Final Purchase Price, shares having an aggregate purchase price in excess of $350 million are properly tendered and not properly withdrawn.

• At the maximum Final Purchase Price of $25.50 per share, we could purchase 13,725,490 shares of Common Stock if the Offer is fully subscribed, which would represent approximately 14.4% of the issued and outstanding shares of Common Stock as of February 12, 2013.

• At the minimum Final Purchase Price of $22.50 per share, we could purchase 15,555,555 shares of Common Stock if the Offer is fully subscribed, which would represent approximately 16.3% of the issued and outstanding shares of Common Stock as of February 12, 2013.

• If, based on the Final Purchase Price, shares of Common Stock having an aggregate purchase price of less than $350 million are properly tendered and not properly withdrawn, we will buy all such shares of Common Stock properly tendered and not properly withdrawn.

All amounts payable pursuant to the Offer will be rounded to the nearest cent.

The Company is requesting that you contact your clients for whom you hold Common Stock regarding the Offer. For your information and for forwarding to your clients for whom you hold Common Stock registered in your name or in the name of your nominee, or who hold Common Stock registered in their own names, enclosed as the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use and for the information of your clients (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9); and

3. A form of letter which may be sent to your clients for whose account you hold Common Stock registered in your name or the name of your nominee, with space provided for obtaining such clients’ instruction with regard to the Offer.

Your prompt action is requested. The Offer will expire at 12:00 midnight, New York City time, at the end of Tuesday, March 19, 2013, unless extended or earlier terminated by the Company (such date and time for the Offer, as may be extended, the “Expiration Date”). Common Stock tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 midnight, New York City time, at the end of the Expiration Date or, if not previously returned by the Company, after 40 business days from the commencement of the Offer if the Company has not accepted the tendered Common Stock by that date.

To participate in the Offer, a timely book-entry confirmation that Common Stock has been transferred into the information agent’s account at The Depository Trust Company, and a properly completed and duly executed Letter of Transmittal and all other required documents or a properly transmitted agent’s message (as defined in the Letter of Transmittal and the Offer to Purchase) should be sent to the Information Agent in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase. There are no guaranteed delivery procedures provided for by the Company in conjunction with the Offer. Georgeson Inc. is serving as information agent (the “Information Agent”) and Computershare Inc. is acting as the depositary (the “Depositary”) in the Offer.

The Company will, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the Offer to Purchase and the related documents to the beneficial owners of Common Stock held by them as a nominee or in a fiduciary capacity. A registered holder of Common Stock that tenders its Common Stock directly to the Depositary, and who does not give instructions for payment to be made or delivered, or unpurchased Common Stock to be issued or delivered, to another person will not need to pay any brokerage commissions to J.P. Morgan Securities LLC, who is acting as the dealer manager (the “Dealer Manager”), or transfer taxes. If they hold Common Stock through a broker or bank that is not J.P. Morgan Securities LLC, however, they should ask their broker or bank whether they will be charged a fee to tender their Common Stock.

None of the Company, its management, its Board of Directors, the Information Agent, the Depositary or the Dealer Manager has authorized anyone to make any recommendation to holders of Common Stock as to whether to tender or refrain from tendering in the Offer.

Any questions related to the procedure for tendering pursuant to the Exchange Offer should be directed to, and additional copies of the enclosed material may be obtained from, the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

HEALTHSOUTH CORPORATION

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF THE COMPANY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF EITHER OF THEM WITH RESPECT TO THE OFFER, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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